UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2017

Commission File No. 000-05151

NEXTSOURCE MATERIALS INC.

(Translation of Registrant’s name into English)

1001-145 Wellington Street West
Toronto, Ontario
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F  ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

TABLE OF CONTENTS

1. NextSource Materials Inc. Unaudited Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended December 31, 2017 as filed on SEDAR on February 14, 2018.

2. NextSource Materials Inc., Management’s Discussion and Analysis for the Three and Six Months Ended December 31, 2017 as filed on SEDAR on February 14, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 14, 2018	NEXTSOURCE MATERIALS INC.,
By: /s/ Marc Johnson

Name: Marc Johnson
Title: Chief Financial Officer